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                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.



                                  FORM U-33-S


              ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES



                       Filed under Section 33(e) of the

            Public Utility holding Company Act of 1935, as amended
                   For the Fiscal Year Ended March 31, 2000



             Filed pursuant to the Public Utility Holding Company
                                Act of 1935 by



                              Scottish Power plc
                           (Name of filing Company)

                                1 Atlantic Quay
                                Glasgow G2 8SP
                                  Scotland UK
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  Scottish Power plc, an entity organized in Scotland ("ScottishPower"), hereby files with the Securities and Exchange Commission ("Commission"), pursuant to section 33(e) of the Public Utility Holding Company Act of 1935 ("Act") and Rule 57(b) of the implementing regulations thereunder, 17 C.F.R. ss. 250.57(b)
(1996), this Annual Report Concerning Foreign Utility Companies covering the preceding fiscal year ended March 31, 2000. ScottishPower is a registered holding company that holds 100% of the voting securities of PacifiCorp, a United States public utility company. ScottishPower is an associate company of each of
(1)ScottishPower UK plc ("SPUK"),(2)Manweb plc ("Manweb"),(3)Powercor Australia Ltd ("Powercor"), (4)Hazelwood Power Partnership, a general partnership organized under the laws of Australia,(5) Hazelwood Pacific Pty Ltd,(6)New IndoPower Investment Company Pte. Ltd.,(7) PT EnergyWorks Indonesia,(8) New IndiaPower Company One/New IndiaPower Company Two, (9) EnergyWorks India Company Pvt. Ltd.,(10)Casa Palermo, S.A., and (11) AeroEnergia, S.A., each a foreign utility company.

  SPUK is a public limited company organized under the laws of Scotland. SPUK's activities span the generation, transmission, distribution and supply of electricity, gas supply, water supply and wastewater services, telecommunications, retailing of electrical appliances, technology and contracting services. ScottishPower owns 100% of SPUK.

  ScottishPower acquired Manweb in 1995. Manweb is a public limited company organized under the laws of the United Kingdom. Manweb is a regional electricity company that engages in the generation, transmission, distribution and supply of electricity in England and Wales. Manweb is also a major supplier of natural gas in the United Kingdom but neither owns nor operates natural gas distribution facilities. ScottishPower owns 100% of Manweb.

  PacifiCorp, a wholly-owned public utility of ScottishPower, acquired Powercor on December 12, 1995. Powercor owns and operates facilities in Australia that are used for the transmission and distribution of electric energy for sale.

  In September 1996, a consortium known as Hazelwood Power purchased a 1,600
MW, brown coal-fired thermal power station and the adjacent brown coal mine in Victoria, Australia. One of the partners of Hazelwood Power, Hazelwood Pacific Pty Ltd ("HPAC"), is an indirect wholly-owned subsidiary of PacifiCorp (See Item 1(C)(2) below).

  Each foreign utility company identified in this Form U-33-S derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. None of the foreign utility companies identified in this Form U-33-S, nor any subsidiary company of any of them, is or will be a public utility company operating in the United States. 15 USCA ss.79z-5b(a)(3) (1997 Supp.).

  It is the intention of ScottishPower to focus the efforts of the company on its U.S. and U.K. operations. To this end, ScottishPower has initiated efforts in 1999 and 2000 to divest itself of its interests in Australia. ScottishPower has commenced an auction of said utility interests in Australia. The bidding process was completed July 31, 2000. Accordingly, such changes that will occur, in fiscal year 2000 will be addressed in ScottishPower's annual filing of Form U-33-S for the fiscal year ending March 31, 2001.
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Item 1
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A. Name, location and business address of each foreign utility company:

   SPUK                                   Manweb plc
   1 Atlantic Quay                        Manweb House, Kinsgfield Court,
   Glasgow G2 8SP                         Chester Business Park, Wrexham Road
   Scotland UK                            Chester, United Kingdom CH4 9RF


   Powercor Australia Ltd                 Casa Palermo, S.A.
   Level 9                                Ave. 11, Calle 5+7, #517
   40 Market St.                          San Jose, Costa Rica
   Melbourne, Victoria,3005
   Australia

   Hazelwood Power Partnership            Hazelwood Pacific Pty Ltd.
   c/o Phillips Fox                       Level 9
   120 Collins Street                     40 Market St.
   Melbourne, Victoria 3000, Australia    Melbourne, Victoria 3005, Australia

   New IndoPower Investment               AeroEnergia, S.A.
   Company Pte. Ltd.                      Metros Al Este Del Hospital
   c/o Jeffrey W. Eckel                   San Juan Dios
   95 South Bridge Road                   San Jose, Costa Rica
   #10-10 Pidemco Center
   Singapore
   058717

   PT EnergyWorks Indonesia               New IndiaPower Company One/
   c/o Richard Chow                       New IndiaPower Company Two
   Graha Paramita                         c/o Jeffrey W. Eckel
   10th Floor Unit E                      608 St. James Court
   JI Denpasar Raya, Blok D-2             St. Denis Street
   Kuningan, Jakarta 12940                Port Louis
   Indonesia                              Mauritius

   EnergyWorks India Company Pvt. Ltd.
   c/o Sunil Shah Singh
   Century Centre, 3rd Floor
   39 TTK Road India
   Alwarpet
   Chennai 600 018
   India

B. Description of the facilities utilized for the generation, transmission and distribution of electric energy for sale:

  (1) SPUK owns and operates generation, transmission and distribution assets and serves approximately 1.8 million customers in Scotland and approximately 5.5 million homes across Scotland, England and Wales. SPUK's businesses units include Generation Wholesale, Power Systems, Energy Supply, Southern Water, Manweb, and other related businesses.
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     The Generation Wholesale business operates SPUK's generating stations and deals in the wholesale trading of electricity and gas. The company owns more than 3,500 MW of generation capacity, after taking into account contractual obligations, consisting of coal, gas, hydro and wind power resources. The company does not own any nuclear generating stations. The company has combined resources, including purchased power, of approximately 6,400 MW.

     SPUK's Power Systems business is responsible for the distribution and transmission network in the ScottishPower franchise area and the distribution network in the Manweb franchise area. Power Systems currently operates 62,000 kilometers of underground cables and 50,000 kilometers of overhead lines. Power Systems also provides a complete range of metering services.

     The Energy Supply business is responsible for the sales and marketing of electricity, gas and related products to customers within ScottishPower's and Manweb's respective franchise areas and to the competitive market throughout the rest of the U.K. Energy Supply sells electricity to 1.6 million customers in Scotland and manages the associated customer service, billing and income collection.

     Southern Water provides water supply services to 2.2 million people, representing some 1 million premises, in its franchise area in the South East of England. This represents some 603 million liters of water per day. The company carries out wastewater treatment for 4.2 million people, representing some 1.7 million premises, in the franchise territory.

     SPUK also has developed businesses in a number of related areas. ScottishPower's electrical appliance retailing business is the third largest supplier of electrical appliances in the U.K. The business sells electrical products through a chain of 181 stores throughout the U.K. SPUK's Contracting Services business specializes in the installation and maintenance of high voltage equipment, residential heating, street lighting, security and fire alarms, and appliance installation and inspection. The Technology business specializes in engineering consulting and science, including design and construction of buildings, plant and components, and the development of sophisticated control systems and monitoring devices.

     (2) Manweb is the regional electricity company in northwest England and north Wales. Manweb serves approximately 1.3 million electricity customers. Manweb covers 12,200 square kilometers in Merseyside, Cheshire and north and mid-Wales. Manweb also supplies gas to more than 120,000 customers in north west England and north Wales.

     (3) Powercor is a distribution utility providing retail electric service in the state of Victoria, Australia. Powercor serves approximately 550,000 customers within approximately 57,915 square miles of service territory. Powercor uses approximately 48,680 miles of transmission and distribution facilities for its provision of electric service. Powercor does not have a material interest in the ownership or operation of generation facilities.

     (4) Hazelwood Power ("HP") acquired the assets of Hazelwood Power Corporation Ltd from the State of Victoria, Australia during the fiscal year ended December 31, 1996. In connection with the acquisition, HP acquired the following facilities located in Australia used for the generation, transmission, and distribution of electric energy for sale: a) a 1,600 MW (installed capacity) brown coal-fired thermal power station, consisting of four stages, each of which is comprised of two 200 MW boiler and turbo generator units, b) transmission
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facilities necessary to interconnect the Hazelwood facility with the high-voltage transmission grid owned and operated by PowerNet Victoria, a statutory Victoria government corporation, and c) a coal mine, containing between 400 million and 450 million recoverable tons of brown coal.

     (5) Of the remaining foreign utility companies identified in this Notice none currently owns or operates facilities used for the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light or power.

C.   Identification of system companies holding an interest in the FUCO(s):


     (1) SPUK is a direct, wholly-owned subsidiary of ScottishPower.

     (2) Manweb is a direct, wholly-owned subsidiary Genscot Limited ("Genscot"). Genscot, is a wholly-owned subsidiary of SPUK.

     (3) Powercor: PacifiCorp Australia Holdings Pty Ltd, an indirect, wholly-owned subsidiary of PacifiCorp Group Holdings Company ("Holdings"), holds a 100% interest in Powercor. Holdings, an Oregon corporation, is a direct wholly-owned subsidiary of PacifiCorp.

     (4) Hazelwood:

         (a)  The partners in HP and their ownership interests are as follows:

                (i) Hazelwood Pacific Pty Ltd, a company organized under the laws of Australia, holds a 19.90% interest. Hazelwood Pacific Pty Ltd is owned by Hazelwood Holdings, Inc. (10% interest) and PacifiCorp Global, Inc. (90% interest). Hazelwood Holdings, Inc. and PacifiCorp Global, Inc. are each indirect, wholly-owned subsidiaries of PacifiCorp.

                (ii) National Power Australia Investments Limited, a direct, wholly-owned subsidiary of National Power PLC, holds approximately a 72% interest.

                (iii) CISL (Hazelwood) Pty Ltd, an indirect subsidiary of
                      Commonwealth Bank of Australia, holds approximately a 6% interest. Hazelwood Investment Company Pty Ltd, also an indirect subsidiary of Commonwealth Bank of Australia, holds approximately a 2% interest.


     (5) New IndoPower Investment Company Pte. Ltd.: EnergyWorks Holdings I holds a 50% interest in New IndoPower Investment Company Pte. Ltd.

     (6) PT EnergyWorks Indonesia: New IndoPower Investment Company Pte, Ltd. holds a 99.9995% interest in PT EnergyWorks Indonesia.

     (8) New IndiaPower Company One: EnergyWorks Holdings I holds a 50% interest in New IndiaPower Company One.

     (9) New IndiaPower Company Two: EnergyWorks Holdings I holds a 50%
interest in New IndiaPower Company Two.
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     (10) EnergyWorks India Company Pvt. Ltd.: New IndiaPower Company One holds a 99.99% interest in EnergyWorks India Company Pvt. Ltd. The remaining 0.01% is held by New IndiaPower Company Two.

     (11) Casa Palermo, S.A.: EnergyWorks Holdings I holds a 100% interest in Casa Palermo, S.A.

     (12) AeroEnergia: Casa Palermo holds a 49% interest in AeroEnergia. The remaining 51% is held by two Costa Rican citizens: Samuel Viroslav and Solomon Lechtman.

Item 2
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     For the fiscal year ended March 31, 2000, there was no debt or other financial obligation of SPUK or Manweb for which there was recourse directly or indirectly to PacifiCorp, nor was there any direct or indirect guarantee of any security of SPUK or Manweb by PacifiCorp.

     For the fiscal year ended March 31, 2000, there was no debt or other financial obligation of Powercor for which there was recourse directly or indirectly to PacifiCorp, nor was there any direct or indirect guarantee of any security of Powercor by PacifiCorp nor ScottishPower.

     For the fiscal year ended March 31, 2000, there was no debt or other financial obligation of HP for which there was recourse directly or indirectly to PacifiCorp or ScottishPower, nor was there any direct or indirect guarantee of any security of HP by PacifiCorp nor ScottishPower.

     For the fiscal year ended March 31, 2000, there was no debt or other financial obligation of EnergyWorks Holdings I, New IndoPower Investment Company Pte. Ltd., PT EnergyWorks Indonesia, New IndiaPower Company One/New IndiaPower Company Two, EnergyWorks India Company Pvt. Ltd., Casa Palermo, S.A., or AeroEnergia, S.A. for which there was recourse directly or indirectly to PacifiCorp or ScottishPower, nor was there any direct or indirect guarantee of any security of New IndoPower Investment Company Pte. Ltd., PT EnergyWorks Indonesia, New IndiaPower Company One/New IndiaPower Company Two, EnergyWorks India Company Pvt. Ltd., Casa Palermo, S.A., or AeroEnergia, S.A. by PacifiCorp or ScottishPower.

Item 3
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     For the fiscal year ended March 31, 2000, there were no service, sales or construction contracts between any of SPUK, Manweb, Powercor, HP, EnergyWorks Holdings I, New IndoPower Investment Company Pte. Ltd., PT EnergyWorks Indonesia, New IndiaPower Company One/New IndiaPower Company Two, EnergyWorks India Company Pvt. Ltd., Casa Palermo, S.A., or AeroEnergia, S.A. on the one hand, and PacifiCorp or ScottishPower on the other hand.

Exhibit A
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     Exhibit A sets forth an organizational chart showing the relationship of each of the foreign utility companies described in this Form U-33-S to ScottishPower.
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Signature
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     The undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned officer thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

     Dated: August 14, 2000.

                                         Scottish Power plc


                                              /s/ David Nish
                                         By:  ---------------------------------
                                              David Nish
                                              Finance Director